FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 - 2 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS has entered into an agreement for the sale of RFID tags to the European based Environmental Solution Europe; Dated January 30, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: January 31, 2007

BOS HAS ENTERED INTO AN AGREEMENT FOR THE SALE OF
RFID TAGS TO THE EUROPEAN BASED ENVIRONMENTAL
SOLUTION EUROPE

Teradyon, Israel – (BUSINESS WIRE) – January 30, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) NASDAQ:  BOSC;  TASE: BOSC, announced today that its wholly owned subsidiary,  Odem Technologies 1992 Ltd. (“Odem”), has entered into an agreement with Environmental Solutions Europe Holdings B.V. (“ESE”) for the supply of RFID (Radio Frequency Identification) tags for tagging garbage bins and collection containers. ESE is a major provider of waste management services in Europe.

RFID tags identify the product to which they are attached, using radio waves.  These tags are more advanced than barcodes or magnetic strips, since they do not require an unobstructed “line-of-sight” between the reading unit and the tag itself.

Avidan Zelicovsky, Odem’s CEO and the Head of BOS’s RFID and Electronic Division commented: “We are pleased with ESE’s choice of Odem and hope to expand this business to additional territories in the future. In Europe, the field of waste management has undergone many changes in recent years. The entire process is closely monitored and the garbage is sorted into various types already at the stage of collection from homes.  The RFID tags serve to identify the type of garbage in the container. In the future, the tags are expected to provide additional data, such as the weight of the container, thus allowing billing in accordance with the amount of garbage produced.” Mr. Zelicovsky added, that Odem has recently launched a new website showcasing its services in the field of RFID. The website address is www.yourfid.com.

Shmuel Koren, BOS’s President & CEO, said that the agreement with ESE is part of the Company’s focus on RFID technology, which is an exciting and growing technology worldwide, and is in line with Company’s strategy to further expand this line of business.

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS is traded on NASDAQ (BOSC) and on the Tel-Aviv Stock Exchange (BOSC). BOS’s website address is www.boscorporate.com.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il;
Mr. Eyal Cohen, CFO +972-52-3793450
eyalc@boscom.com